FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                           For the month of May, 2004

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                       Form 20-F __X__    Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                  Commission pursuant to Rule 12g3-2(b) under
                     the Securities Exchange Act of 1934. )
                            Yes ____      No __X__

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         An announcement on resolutions passed at the 2003 annual general meeting, made on May 11, 2004, in English by Huaneng Power International Inc.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                       HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                             ___________________________


                          Name:    Wang Xiaosong

                          Title:   Vice Chairman


Date: May 11, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                               [GRAPHIC OMITTED]
        (a Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)
                               (Stock Code: 902)
                        RESOLUTIONS PASSED AT THE 2003
                             ANNUAL GENERAL MEETING

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Annual General Meeting ("AGM") of Huaneng Power International, Inc. (the "Company") was held at 9:00 a.m. on Tuesday, 11th May 2004 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China. Mr Li Xiaopeng, Chairman of the Company, presided over the AGM as the Chairman of the AGM. Shareholders of the Company and their proxies, directors and supervisors of the Company attended the meeting.

After reviewing the resolutions proposed by the Board of Directors, the shareholders of the Company and their proxies present at the meeting resolved to approve the following resolutions:-

Ordinary Resolutions Approved:

1.    The working report from the Board of Directors of the Company for year
      2003.

2.    The working report from the Supervisory Committee of the Company for year
      2003.

3.    The audited financial statements of the Company for year 2003.

4. The proposal regarding the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd as the PRC auditors of the Company and PricewaterhouseCoopers as the Company's international auditors for 2004 with a total remuneration of US$1.58 million.

5. The proposal regarding the adjustment of the remuneration of independent directors of the Company.

Special Resolutions Approved:

6.    The profit distribution plan of the Company for year 2003.

7. The proposal regarding issue of new shares by conversion of the additional paid-in capital and the surplus reserve fund.

8.    The proposed amendments to the Articles of Association of the Company.

The above resolutions were reviewed and approved at the AGM of the Company held on 11th May 2004 in Beijing.

                                                         By Order of the Board
                                                                   Li Xiaopeng
                                                                      Chairman

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                                        Gao Zongze
(Non-executive director)                           (Independent director)
Wang Xiaosong                                      Zheng Jianchao
(Non-executive director)                           (Independent director)
Ye Daji                                            Qian Zhongwei
(Executive director)                               (Independent director)
Huang Jinkai                                       Xia Donglin
(Non-executive director)                           (Independent director)
Liu Jinlong
(Non-executive director)
Shan Qunying
(Non-executive director)
Yang Shengming
(Non-executive director)
Xu Zujian
(Non-executive director)

Beijing, the PRC
11th May 2004